EXHIBIT E

RECENT DEVELOPMENTS

The Republic of Peru

Political Developments

On October 25, 2021, Congress was scheduled to vote on the confirmation of the new and current composition of ministers. However, the voting was suspended due to the death of a member of Congress. Congress announced its intention to resume its vote on November 4, 2021. According to Section 133 of the Peruvian Constitution, if Congress does not approve the new cabinet, then those cabinet members will not be appointed and the President will need to propose a new Prime Minister along with a new cabinet. If Congress does not approve two new cabinet proposals, then the President may choose to dissolve Congress in accordance with Section 134 of the Peruvian Constitution.

Measures adopted by Congress / Government

On October 27, 2021, President Castillo introduced bill proposal N° 583/2021-PE to Congress, which proposes to delegate to the executive branch the authority to regulate certain tax, fiscal, financial and economic matters, for the limit of 120 days. This proposal aims to increase public revenues under a scenario of higher mineral commodity prices, granting the executive branch the authority to regulate the mining tax regime.

Legal Proceedings

On July 6, 2021, ICSID issued a decision in the Metro de Lima Línea 2 S.A. claim against Peru. Metro de Lima Linea 2 S.A. claimed total damages for U.S.$ 571.5 million. The final damages are still to be determined by the Tribunal and are currently being discussed by the parties under the proceedings.

Environment – Sustainable Bond Framework

In July 2021, Peru adopted a sustainable bond framework (the “Sustainable Bond Framework”). The Sustainable Bond Framework has been developed following the highest market standards. The eligible categories and expenditures established in the Sustainable Bond Framework are aligned with: (i) the ICMA Green Bond Principles 2021, (ii) the Social Bond Principles 2021, (iii) the Sustainability Bond Guidelines 2021 (each of (i) through (iii), published by the International Capital Market Association (“ICMA”), and (iv) the United Nations Sustainable Development Goals.

In line with the ICMA Sustainability Bond Guidelines, the Sustainable Bond Framework has the following key pillars: (i) use of proceeds; (ii) process for project evaluation and selection; (iii) management of proceeds; and (iv) reporting and external review.

The Sustainable Bond Framework establishes the obligations that the government, through the General Directorate of the Public Treasury, will comply with as the bond issuer.

Use of Proceeds

The proceeds obtained from any government bond issuance under the Sustainable Bond Framework shall be allocated to finance new Eligible Green or Social Expenditures (as defined below) and/or refinance existing Eligible Green and/or Social Expenditures.

Under the Sustainable Bond Framework the Government of Peru may issue three types of bonds:

a)	Green Bonds: Where an amount equal to the net proceeds will be exclusively used to (re)finance eligible expenditures falling within the Eligible Green categories.

b)	Social Bonds: Where an amount equal to the net proceeds will be exclusively used to (re)finance eligible expenditures falling within the Eligible Social categories.

c)	Sustainable Bonds: Where an amount equal to the net proceeds will be exclusively used to (re)finance eligible expenditures falling within both Eligible Green and Social categories.

Eligible Green and Social Expenditures are expenditures considered to meet the requirements of one of the defined sectors. They are aimed at promoting Peru’s transition to a low-carbon, climate-resilient economy and sustainable development.

Eligible green expenditures may be in one or more of the following eight categories: green buildings, renewable energy, energy efficiency, low carbon transport, efficient and resilient water and wastewater management, sustainable management of natural resources, land use and marine protected areas, sustainable agriculture and sustainable waste management.

1)

Green Buildings: the financing and refinancing of expenditures related to: construction and modernization of public buildings, with a 30% minimum reduction in carbon emissions; design, construction and maintenance of public buildings certified under the “LEED”, “EDGE”, or “CERTIFICACIÓN LIVING BUILDING CHALLENGE” certifications; and costs associated with the modernization of existing public buildings to comply with one of the certifications recognized by the Sustainable Bond Framework, or to improve the current certification level within three years.

2)

Renewable Energy: the financing and refinancing of expenditures related to: Design, construction, operation, and maintenance of facilities that produce electricity from: (i) wind power; (ii) solar PV, concentrated solar power and solar thermal; (iii) hydropower (below 25MW), including pumped storage facilities; (iv) bioenergy and (v) geothermal; transmission and distribution infrastructure supporting power generation systems eligible under the Sustainable Bond Framework; investments in solar/wind power projects (onshore) that include energy generation and storage; training programs to increase technical knowledge in vocational education centers for renewable energy installations.

3)

Energy Efficiency: the financing and refinancing of expenditures related to energy efficiency measures in buildings and public spaces. Eligible expenditures include: installation of energy efficient appliance and lighting including the replacement of existing street lighting system with new efficient lighting appliances and systems (e.g., replacement with LEDs); investments in energy efficiency in public buildings which result in savings higher than 20%: including (but not limited to) retrofit, thermal insulation and/or upgrades of air-conditioning systems; subsidies dedicated to energy efficiency improvements in housing, including (but not limited to) (a) improvements on insulation, (b) air-conditioning, (c) refrigeration systems, (d) solar heating systems, (e) photovoltaic systems; and training programs to increase technical knowledge in vocational education centers for energy efficiency audits and installations.

4)

Low Carbon Transport: the financing and refinancing of expenditures related to: design, construction, operation, and maintenance of public transport programs and projects with zero direct emissions land transport activities, including: (i) metro lines: new lines, expansion; (ii) light rail transit; (iii) electric buses; (iv) tram, trolleybus, bus and rail; (v) trains; other public fleets with direct emissions below 50gCO2/pkm (e.g., newly publicly procured cars and vans); design, construction, operation, and maintenance of infrastructure for law carbon transport, including: (a) infrastructure required for zero direct emissions transport (e.g., electric charging points, electricity grid connection upgrades, hydrogen fueling stations or electric highways); (b) infrastructure and equipment (including fleets) for active mobility (walking, cycling, e-bikes and e-scooters); (c) infrastructure that is predominantly used for law-carbon transport; (d) intermodal infrastructure to connect different means of clean public transportation, monitoring and control systems, passenger safety systems and infrastructure along with bicycle paths and parking; subsidies or incentives to promote public transport; and training programs to increase technical knowledge in vocational education centers in low carbon transportation.

5)

Efficient and Resilient Water and Wastewater Management: the financing and refinancing of expenditures related to the design, construction, operation, maintenance, enlargement, and adaptation for the efficient and sustainable management of water and wastewater and to ensure reliable supply of water, including: infrastructure and systems that improve the efficient and sustainable management of water and urban wastewater in accordance with the requirements and objectives of the National Strategy for the Improvement of the Quality of Water Resources,

excluding any wastewater related to fossil fuel activities (i.e., fracking); wastewater management: installation or improvement of wastewater infrastructure, including transport, treatment and disposal systems; conservation of water resources: including protection of water catchments and prevention of pollution affecting water supplies; defense systems against river floods accompanied by supporting vulnerability assessment and adaption plan, including the construction of reservoirs to control water flows; monitoring systems, including: smart networks, early warning systems for droughts and floods, and water quality monitoring systems (e.g., remote water quality/quantity monitoring systems, stormwater warning systems, floodwater warning systems, and dam failure warning systems; and training programs to increase technical knowledge in vocational education centers in water and wastewater management.

6)

Sustainable Management of Natural Resources, Land Use and Marine Protected Areas: the financing and refinancing of expenditures related to sustainable management, care, protection and restoration of natural resources, biodiversity and marine protected areas. Eligible expenditures include: sustainable forest management: commercial management of natural forests in a sustainable manner for wood production; programs for conservation and restoration of native and exotic forests; management and maintenance of National Parks and Conservation Areas; protection and restoration of terrestrial and inland freshwater ecosystems, biodiversity, habitats and soil and their services; and protection and oversight for protected marine areas (including research).

7)

Sustainable Agriculture: the financing and refinancing of expenditures related to: agriculture inputs, including seeds and fertilizers for agriculture practices deemed eligible under the Sustainable Bond Framework (excluding inorganic and synthetic fertilizers); agricultural production under agroforestry system with supporting forest management plan in place; agriculture monitoring, information and data management systems and software (such as weather monitoring stations for sustainable agriculture practices deemed eligible under the Sustainable Bond Framework); drip-irrigation systems; and irrigation systems with superior water efficiency compared to existing systems and practices.

8)

Sustainable Waste Management: the financing and refinancing of expenditures related to: design, construction, operation, and maintenance of facilities for collection, classification, sorting and disposal of non-hazardous waste with the aim of preparing for reuse and/or recycling; purchase, operation and maintenance of waste collection vehicles (provided that they satisfy the criteria for Low Carbon Transport as defined by the Sustainable Bond Framework); facilities processing food and/or green/garden/yard waste to produce compost for agricultural, municipal or consumer application with zero measurable methane emissions; and projects to capture biogas from closed landfill facilities.

Eligible social expenditures may be in one or more of the following three categories: support for vulnerable groups and people in vulnerable situations, as defined by the Household Targeting System (Sistema de Focalización de Hogares, “SISFOH”); access to affordable housing, education and essential health services; and support for Micro, Small and Medium-sized Enterprises (“MSMEs”) and social programs to alleviate and/or prevent unemployment.

1)

Support for Vulnerable Groups and People in Vulnerable Situations: financing of programs and projects to improve financial and social inclusion and access to essential services in alignment with public policies for poverty reduction.

2)

Access to Affordable Housing, Education and Essential Health Services: financing of programs and projects aimed at improving and/or increasing access to education, housing and health services for vulnerable groups; financing for the acquisition, repair, expansion, improvement of social housing (via schemes such as capped rent/rent control and other affordable home schemes to support home ownership); and financing of programs aimed at improving the quality and access to basic, middle and higher education for vulnerable boys, girls, and young people; financing for the development of health programs for preventive and curative purposes.

3)

Support for MSMEs and Social Programs to Alleviate and/or prevent unemployment: loans or other financial support to MSMEs facing financial distress; lines of financing or other financial support to MSMEs that promote their competitiveness; and financial support to promote employment of vulnerable people and groups.

Any project or expenditure associated with the following activities will be excluded from the Eligible Green and Social Expenditures:

1)	Exploration and production of fossil fuels.

2)	Energy generation exclusively based on burning fuels or hybrid plants with more than 15% fossil fuel support.

3)	Construction of rail infrastructure to transport fossil fuels.

4)	Generation of nuclear energy.

5)	Electricity transmission infrastructure and electricity systems where an average of 25% or more is fossil-fuel-generated.

6)	Industries for alcohol, arms, tobacco or gambling.

7)	The production or trade of any product or activity that is considered illegal according to national laws or regulations or international agreements and conventions.

8)	Deforestation or forest degradation, land use change.

9)	Activities in protected areas or activities that violate indigenous peoples’ rights.

Legal Framework for Sustainable Bond Issuance

Legal Framework for Bond Issuance

The process of the issuance of sustainable bonds takes place in the framework of the Legislative Decree No. 1437 of the National System for Public Debt, which establishes the undertaking of public debt operations and public debt management operations are subject to the principles of capacity for payment, efficiency, prudence and transparency and predictability. This law also establishes the General Directorate of the Public Treasury of the Ministry of Economy and Finance as the Steward of the National Debt System.

Sustainable Bond issuances are subject to conditions established in the Regulation of the Market Makers Program or any mechanism that substitutes it, and in the Regulation of Sovereign Bonds in effect at the time of issuance, as well as the conditions established in the legal norms that approve the aforementioned bond issuances.

Complementary Legal Framework

Projects financed by the issuance of Sustainable Bonds take place in the framework of the Directive 001-2019-EF/63.01, the General Directive for the National System for Multiannual Programming and Investment Management, whose Chapter 2 includes corresponding material on the Multiannual Investment Programming Phase of the (overall) Investment Cycle.

Process for Project Evaluation and Selection

As part of the process to determine the eligibility, evaluation and selection of the projects and expenditures, the Ministry of Economy and Finance defines and leads the Governance Structure for Sustainable Bonds with the objective of supervising the full implementation of the Sustainable Bond Framework, including the allocation of funds raised for financing the eligible projects and expenditures and consolidate the submission of reports to investors, as defined in the Management of Income and Reports and External Review.

The process of evaluation and selection of projects and expenditures requires the participation of the General Directorate of Multiannual Investment Programming and/or the General Directorate of Public Budget to prepare the list of eligible projects and expenditures identified as a result of the multiannual investment planning process and/or that are part of the formulation of the public budget. Public entities involved in the process include those at the three levels of government (national, regional and local), both financial and non-financial.

The list of projects and expenditures is submitted to the General Directorate of the Public Treasury of the Ministry of Economy and Finance for inclusion in the database of green and/or social projects and expenditures that meet the criteria and objectives established in the Sustainable Bond Framework. These projects and expenditures are eligible for financing with the resources obtained from the issuance of green, social and/or sustainable bonds.

Environmental and Social Risk Mitigation

All projects financed by the sustainable bonds issued under the Sustainable Bond Framework will comply with Peru´s National Environmental Impact Assessment System (SEIA in Spanish).

Depending on a project’s environmental and social risk level, the Environmental Control and Evaluation Agency (OEFA in Spanish) may mandate the completion of an Environmental Impact Assessment (EIA), when the estimated environmental and social impact is high or moderate, or an Environmental Impact Statements (EIS) when the estimated environmental and social impact is minimal. The EIA and EIS include measures for the prevention, mitigation, remediation, and compensation of the environmental and social impacts of the projects that are mandatory and subject to strict supervision by the OEFA.

Once completed, the Environmental Studies (ES) are rigorously evaluated by SENACE, an entity with technical, functional, and budgetary autonomy, or through the ministries, depending on the sector or the category of the environmental study. Upon completion of the evaluation, the government awards a certification if the ES is approved. The evaluation includes a citizen participation process, with emphasis on citizens in the areas of influence of the project, as well as indigenous peoples. A project may only be undertaken once it receives its environmental certification (approval of the EIA).

Management of Proceeds

The Sustainable Bond Framework establishes a general approach applicable to future issuances. The Ministry of Economy and Finance will guarantee that an amount at least equal to the green, social and/or sustainable bond´s proceeds will be allocated to financing and/or refinancing of projects and/or expenditures that fulfill the eligibility criteria described under “Use of Proceeds”.

In the context of the Sustainable Bond Framework, expenditures shall include recent expenditures (all expenses incurred in the three preceding fiscal years, considering the current credit amount available at the time) and current expenditures (all expenditures to be made in the current fiscal year) and, if necessary, could also include future expenditures (in other words, to be made in coming years). The Ministry of Economy and Finance intends to allocate the proceeds of the green, social and/or sustainability Bond at the earliest convenience and in any case commits on a best effort basis to reach full allocation of the bond proceeds.

In the event where some projects and/or expenditures initially included in an issuance no longer fulfills the eligibility criteria of the Sustainable Bond Framework due to changes in its nature or its execution, the expenditures financed or refinanced will not be counted toward the specific bond in question. The Ministry of Economy and Finance will reallocate on a best efforts basis the proceeds to other eligible expenditures which are compliant with the Eligibility Criteria as described in the use of proceeds section of the disclosure document for such bond issuance as soon as reasonably practicable.

The Ministry of Economy and Finance is also charged with assigning an external audit with regard to resource allocation.

Reporting and External Review

The Ministry of Economy and Finance is responsible for providing an allocation report to investors along with an impact report during the period of the validity of the amount in circulation for all the bonds issued under the Sustainable Bond Framework. This allocation report will be audited by the external auditor commissioned by the Ministry of Economy and Finance and include the amounts assigned to projects.

This information will be published on the website of the Ministry of Economy and Finance. The first report will be published during the year following the issuance and will include information available at the time.

The Economy

The following table sets forth selected information of the Peruvian economy, indicating the respective statistics for the domestic economy, the balance of payments, the public sector balance and the public sector debt for the periods shown, in each case compared to the corresponding prior period.

Selected Economic Information

(in millions of U.S. dollars, except as otherwise indicated)

	As of the Six Months ended June 30,
	2020(1)	20211)
Domestic economy
GDP (in millions of S/ at current prices)	315,417	409,073
Real GDP (in millions of S/ at constant 2007 prices)	218,712	264,473
Real GDP growth rate (in %)	(17.4)	20.9
CPI (change for the period in %)	1.6	3.3
Unemployment rate (in %)(2)(11)	8.0	14.5
Underemployment rate (in %)(3)(11)	37.0	51.0
Balance of payments
Total current account	(339)	(3,876)
of which:
Trade balance	1,180	5,247
Total capital account	3,712	3,893
of which:
Foreign direct investment	336	3,681
Errors and omissions(4)	(989)	(2,509)
Overall balance of payments(5)	2,383	(2,493)
Change in Central Bank net international reserves (period end in %)	7.4%	0.6%
Central Bank net international reserves (period end)	71,450	71,892
Public sector balance
Central government revenue(6)	15,436	19,977
As a % of GDP	16.7%	18.2%
Central government expenditure(7)	17,730	19,950
As a % of GDP	19.2%	18.2%
Central government fiscal balance	(3,840)	(1,529)
As a % of GDP	(4.2)%	(1.4)%
Overall non-financial public sector fiscal balance (deficit) (8)	(3,554)	130
As a % of GDP	(3.8)%	0.1%
Public sector debt
Public sector external debt	25,758	38,482
As a % of GDP	12.2%	17.3%
Public sector domestic debt(9)	36,495	34,953
As a % of GDP	17.2%	15.7%
Total public sector debt	62,253	73,435
As a % of GDP	29.4%	33.0%

	As of the Six Months ended June 30,
	2020(1)	20211)
Public sector external debt service
Amortizations(9)	179	210
Interest payments(9)	583	670

Total external debt service	762	880
As a % of exports of goods and services(10)	3.8%	2.9%
Exchange rate (end of period, S/ per U.S.$)	S/ 3.54	3.85
Exchange rate (average, S/ per U.S.$)	S/ 3.38	3.65

(1)	Preliminary data.
(2)	In Metropolitan Lima. Percentage of the working-age population (14 years old or older) that, in the week the employment survey was conducted, was seeking remunerated employment.
(3)

In Metropolitan Lima. Percentage of the working-age population (14 years old or older) working part time who would prefer to work more hours, plus the percentage of the working-age population that usually works full time but which, in the week the employment survey was conducted, worked fewer than 35 hours per week as a result of economic constraints.

(4)

Represents errors and omissions in compiling balance of payments accounts based on double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.

(5)	Includes current account balance, financial account and errors and omissions.
(6)	Excludes privatization receipts.
(7)	Includes interest payments.
(8)	Includes the non-financial public sector and the Central Bank.
(9)	Excludes Central Bank debt.
(10)	Includes exports of goods and services and investment income.
(11)	Source: National Institute of Statistics.
N.A.	= Not Available
Source:	Central Bank, unless otherwise indicated.

The 2021 Budget

The 2021 budget was approved for a total amount of S/183.0 billion. During 2021 extraordinary expenses were approved due to the COVID-19 pandemic and the COVID-19 Economic Plan. This resulted in an amended 2021 budget for a total amount of S/218.7 billions. Approximately 67.2% of the amended 2021 budget has been spent as of October 27, 2021.

The 2022 Budget

The 2022 budget was submitted to Congress of the Republic of Peru on August 30, 2021. The following table summarizes the principal assumptions on which the 2022 budget is based and the current application of the budgeted funds.

Principal Budgetary Assumptions for 2022

Real GDP growth	4.8%
Cumulative inflation	2.8%
Average exchange rate	S/3.94 per U.S. dollar

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2022 budget includes the following:

•	fiscal revenues of S/ 118.8 billion, or approximately U.S.$ 29.1 billion;

•	public expenditures of S/ 165.5 billion, or approximately U.S.$ 40.5 billion; and

•	an overall non-financial public sector deficit of S/33.1 billion, or approximately U.S.$ 8.1 billion, or 3.7% of projected 2022 GDP.

The following table sets forth the budgeted expenditures for 2022 budget:

	National Government	Regional Governments	Local Governments	Total
	(in millions of soles)
Current expenditures	87,246	26,605	13,253	127,104
Capital investments	30,445	8,656	7,844	46,945
Debt services	22,188	291	474	22,953

Total expenditures	139,880	35,552	21,571	197,002

Source: Central Bank and Ministry of Economy and Finance.

The following table sets forth the assumed sources of revenue for purposes of the 2022 budget:

Sources of Revenue	Amount
(in millions of soles)
Tax revenue	118,799
Administrative and governmental fees	12,138
Third-party credit sources	38,054
Donations and transfers	230
Other (1)	27,781

Total	197,002

(1)	Includes revenue from mining rights, concession fees, and related items.

Source: Central Bank and Ministry of Economy and Finance.